================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 1999


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                  For the transition period from _____ to _____


                         Commission File Number 1-13578
                                                -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DOWNEY FINANCIAL CORP.
                               3501 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660


================================================================================

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                            PAGE

Independent Auditors' Report ...........................................      1

Statements of Net Assets Available for Plan Benefits - December 31, 1999
     and 1998 ..........................................................      2

Statements of Changes in Net Assets Available for Plan Benefits - Years
     ended December 31, 1999 and 1998 ..................................      3

Notes to Financial Statements ..........................................      4

SUPPLEMENTAL SCHEDULE

1 - Schedule of Assets Held for Investment Purposes at End of Year -
     December 31, 1999 .................................................      9

All other schedules are omitted because they are not required by Department of Labor regulations, or are not applicable.

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Downey Savings and Loan Association, F.A.
   Employees' Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1999 and 1998 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   /s/  KPMG LLP

May 5, 2000

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                             ASSETS                   1999          1998
                                                  -----------   -----------
Investments, at fair value:
     Mutual funds .............................   $16,815,708    13,581,446
     Money market funds .......................     5,610,956     4,577,296
     Downey Financial Corp. common stock ......     3,727,078     3,930,044
     Participant loans ........................     1,132,908       920,883
                                                  -----------   -----------
                                                   27,286,650    23,009,669
                                                  -----------   -----------

Receivables:
     Employer's contribution ..................     1,492,527     1,607,464
     Employees' contribution ..................           633          --
     Investment income ........................           995           882
     Other ....................................          --          19,323
                                                  -----------   -----------
                                                    1,494,155     1,627,669
                                                  -----------   -----------
         Net assets available for Plan benefits   $28,780,805    24,637,338
                                                  ===========   ===========

See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1999 and 1998


                                                                 1999          1998
                                                             -----------   -----------
Additions to net assets attributed to:
     Dividends ...........................................   $    72,349        46,477
     Interest and realized and unrealized gains and losses       849,305     2,209,930
                                                             -----------   -----------
                                                                 921,654     2,256,407
     Contributions:
        Employer .........................................     1,851,644     1,905,888
        Employee .........................................     2,963,182     2,613,614
                                                             -----------   -----------
                 Total additions .........................     5,736,480     6,775,909
                                                             -----------   -----------
Deductions from net assets attributed to:
     Benefits paid to participants .......................     1,581,215     1,586,550
     Fees for participant loans ..........................        11,798        11,542
                                                             -----------   -----------
                 Total deductions ........................     1,593,013     1,598,092
                                                             -----------   -----------
                 Net increase ............................     4,143,467     5,177,817

Net assets available for Plan benefits:
     Beginning of year ...................................    24,637,338    19,459,521
                                                             -----------   -----------
     End of year .........................................   $28,780,805    24,637,338
                                                             ===========   ===========

See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)  DESCRIPTION OF THE PLAN

     (A)  GENERAL

          The Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) was established as a profit sharing plan on January 1, 1978 and was originally called the Employees' Profit Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997, and continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (B)  ADMINISTRATION OF THE PLAN

          The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee or its designees.

     (C)  CONTRIBUTIONS

          All employees of Downey are eligible to participate in the Plan provided they are 21 years of age and have completed one year of service. Each year, participants may contribute up to 15% of their compensation, as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

          Downey makes a matching contribution equal to 25% of the participant's pretax contributions which do not exceed 4% of the participant's annual compensation. In addition, through an amendment dated October 11, 1999 and effective October 1, 1999, Downey makes annual contributions based upon Downey's net income and the employee's age, vested years of service and salary. Contributions are subject to certain limitations.

     (D)  PARTICIPANT ACCOUNTS

          Each   participant's   account  is  credited  with  the  participant's
          contributions, allocations of Downey's matching and discretionary contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures reduce the amount of employer contributions. For the years ended December 31, 1999 and 1998, participant forfeitures totaled $69,926 and $39,425, respectively.

                                       4                             (Continued)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


     (E)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey's matching and discretionary contributions plus actual earnings thereon is based on years of service. A participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service.

     (F)  INVESTMENT OPTIONS

          At December 31, 1999, the investment options available to the Plan's participants were as follows:

          o Downey Financial Corp. Stock Fund - The fund provides Plan participants with an opportunity to invest in Downey Financial Corp. common stock. Cash balances within this fund are invested temporarily in the Fidelity Institutional Cash Portfolio, which is a money market fund.

          o Fidelity Retirement Money Market Fund - The fund seeks to preserve capital and maintain a high degree of liquidity while providing income. The fund invests in high quality, short-term U.S. dollar denominated money market instruments of domestic and foreign issuers.

          o PIMCO Low Duration Inst. Fund - The fund seeks total return - both income and capital appreciation - consistent with prudent investment management.

          o Templeton Foreign Fund - The fund seeks long-term growth of capital.

          o Fidelity Puritan Fund - The fund seeks income consistent with preservation of capital.

          o Fidelity Growth & Income Fund - The fund seeks long-term growth, current income and growth of income, consistent with reasonable investment risk.

          o    Fidelity   Low-Priced   Stock  Fund  -  The  fund  seeks  capital
               appreciation.

          o Spartan U.S. Equity Index Fund - The fund seeks to provide investment results that correspond to the total performance of common stocks of companies publicly traded in the United States.

     (G)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of 1) 50% of the participant's current vested fund balance or
          2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. Loan transactions are treated as a transfer to
          (from) the investment funds. The loans are secured by the balance in the participant's account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest are paid ratably through payroll deductions.

     (H)  PAYMENTS OF BENEFITS

          Upon termination of service, a participant may elect to receive either a single sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

                                       5                             (Continued)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


     (I)  PLAN TERMINATION

          Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The financial statements of the Plan have been prepared on the accrual basis of accounting.

     (B)  INVESTMENTS

          Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a trade-date basis.

     (C)  PARTICIPANT LOANS

          Participant loans are included in the statements of net assets available for Plan benefits at their outstanding balance, which approximates fair value of the loans. The loans are payable through payroll deductions.

     (D)  ADMINISTRATIVE EXPENSES

          All administrative costs of the Plan, excluding investment management fees and fees for participant loans, are paid by Downey.

     (E)  USE OF ESTIMATES

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

     (F)  RECLASSIFICATION

          Certain reclassifications of the prior year's reported amounts have been made to conform to the current year's reporting format.

(3)  INVESTMENTS

     In accordance with the terms of the Plan's Investment Policies, Guidelines and Objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

                                       6                             (Continued)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


The fair value of investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 consisted of:

             INVESTMENT                   DESCRIPTION OF INVESTMENT       1999        1998
-------------------------------------   ----------------------------   ----------  ----------
Downey Financial Corp. Stock Fund       Common stock                   $3,727,078   3,930,044
Fidelity Retirement Money Market Fund   Open-Ended Money Market Fund    5,412,436   4,577,296
Fidelity Puritan Fund                   Open-Ended Mutual Fund          3,234,665   3,164,321
Fidelity Growth & Income Fund           Open-Ended Mutual Fund          8,581,894   7,272,949
Fidelity Low-Priced Stock Fund          Open-Ended Mutual Fund          1,464,550   1,354,297
Spartan U.S. Equity Index Fund          Open-Ended Mutual Fund          1,604,397           *

* - Less than 5% of Plan net assets.


The following table presents the cost and fair value of Plan investments as of December 31, 1999:

                                               COST       FAIR VALUE
                                           -----------   -----------
     Mutual funds ......................   $15,555,787    16,815,708
     Money Market Funds ................     5,610,956     5,610,956
     Downey Financial Corp. common stock     3,385,690     3,727,078
     Participant loans .................     1,132,908     1,132,908
                                           -----------   -----------
                   Total investments ...   $25,685,341    27,286,650
                                           ===========   ===========


The following table presents the cost and fair value of Plan investments as of December 31, 1998:

                                               COST       FAIR VALUE
                                           -----------   -----------
     Mutual funds ......................   $12,381,256    13,581,446
     Money Market Funds ................     4,577,296     4,577,296
     Downey Financial Corp. common stock     2,893,517     3,930,044
     Participant loans .................       920,883       920,883
                                           -----------   -----------
                   Total investments ...   $20,772,952    23,009,669
                                           ===========   ===========

                                       7                             (Continued)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(4)  PARTICIPATION BY FUND

     The total number of Plan participants in each of the investment funds on December 31, 1999 and 1998 is as follows:

                                                 1999       1998
                                                 ----       ----
     Downey Financial Corp. Stock Fund ...        526        547
     Fidelity Retirement Money Market Fund        565        497
     PIMCO Low Duration Inst. Fund .......        262        257
     Templeton Foreign Fund ..............        248        232
     Fidelity Puritan Fund ...............        474        463
     Fidelity Growth & Income Fund .......        710        669
     Fidelity Low-Priced Stock Fund ......        389        407
     Spartan U.S. Equity Index Fund ......        217         41


     The schedule reflects the fact that participants may elect to invest in more than one fund.

(5)  FEDERAL INCOME TAXES

     The Plan received a favorable tax determination letter on May 4, 1998 from the Internal Revenue Service stating that the Plan, as amended and adopted on September 29, 1997, is qualified under Section 401(a) of the Internal Revenue Code, and is exempt from federal income taxes under provisions of
     Section 501(a).

     The Plan has been subsequently amended since September 29, 1997. The subsequent amendments of the Plan were adopted on February 1, 1998, October 11, 1999, November 18, 1999 and March 24, 2000. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.

(6)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

(7)  SUBSEQUENT EVENT

     On January 21, 2000 Downey Savings and Loan Association, F.A. signed a definitive agreement to sell its indirect automobile finance subsidiary, Downey Auto Finance Corp. to Auto One Acceptance Corp., a subsidiary of California Federal Bank. The sale closed on February 29, 2000, and as a result, the Plan was amended on March 24, 2000, to reflect that Downey Auto Finance Corp. is no longer a participating employer of the Plan and the accounts of participants employed by DAFC were fully vested.

                                                                      SCHEDULE 1
                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999


                                               DESCRIPTION OF INVESTMENT
                                             INCLUDING MATURITY DATE, RATE
       IDENTITY OF ISSUE, BORROWER,          OF INTEREST, COLLATERAL, PAR,
         LESSOR OR SIMILAR PARTY                   OR MATURITY VALUE            COST      CURRENT VALUE
------------------------------------------   -----------------------------   ----------   -------------
 *  Downey Financial Corp. Stock Fund        184,623 shares common stock .   $3,385,690     3,727,078
 *  Fidelity Retirement Money Market Fund    Money Market Fund ...........    5,412,436     5,412,436
    PIMCO Low Duration Inst. Fund            120,412 shares mutual fund ..    1,220,715     1,184,857
    Templeton Foreign Fund                   66,430 shares mutual fund ...      658,165       745,346
 *  Fidelity Puritan Fund                    169,977 shares mutual fund ..    3,334,600     3,234,665
 *  Fidelity Growth & Income Fund            181,974 shares mutual fund ..    7,350,119     8,581,894
 *  Fidelity Low-Priced Stock Fund           64,689 shares mutual fund ...    1,546,657     1,464,550
 *  Spartan U.S. Equity Index Fund           30,800 shares mutual fund ...    1,445,531     1,604,396
 *  Fidelity Institutional Cash Portfolio    Money Market Fund ...........      198,520       198,520
    Participant loans                        Participant loans (interest
                                                rates from 7.55% to 11%) .         --       1,132,908

 *  Denotes a party-in-interest.


See accompanying independent auditors' report.

                              REQUIRED INFORMATION


I.   Financial Statements.

     Financial   statements  and  schedules  prepared  in  accordance  with  the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                       DOWNEY SAVINGS AND LOAN
                                       ASSOCIATION, F.A. EMPLOYEES'
                                       RETIREMENT AND SAVINGS PLAN



Date:     June 21, 2000                By:      /S/  THOMAS E. PRINCE
      ---------------------               --------------------------------
                                                  Thomas E. Prince
                                          Member, Administrative Committee